U.S. Securities and Exchange Commission

Washington, DC 20549

Amended Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Chipotle Mexican Grill Inc.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, Teachers’ Retirement System of The City of New York, New York City Police Pension Fund, the New York City Fire Pension Fund, and the Board of Education Retirement System of the City of New York.

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Text of social media post from the New York City Comptroller

Attachment 1:

Text of tweet sent from the New York City Comptroller Twitter Account (www.twitter.com/NYCComptroller) posted on May 17, 2023 (https://twitter.com/NYCComptroller/status/1658893233160691715)

NEW: Today, my office is calling for @ChipotleTweets' Board of Directors to adopt a noninterference policy that upholds worker rights to freedom of association and collective bargaining.

We know guac is extra, but worker's rights shouldn't be.

(image included)